

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 5, 2016

Liew Kok Hong
President, Chief Executive Officer and Chief Financial Officer
Umatrin Holding Limited
315 Madison Avenue
3rd Floor PMB #3050
New York, NY 10017

      Re: Umatrin Holding Limited
              Amendment No. 2 to Registration Statement on Form S-1
              Filed September 15, 2016
              File No. 333-211289

Dear Mr. Liew Kok Hong:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Where prior comments are referenced, they refer to our letter dated August 25, 2016.

<u>Dilution, page 14</u>

1.   Please revise your calculation of "increase per share attributable to new stockholders" at the bottom of page 14 so that it reflects the difference between net tangible book value per share after the offering and net tangible book value per share before the offering. Based on your current disclosures, this amount should be $0.0066. Please similarly revise the narrative above this table for this matter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 21

2. Please refer to your analysis of Investing Activities at the bottom of page 21. You state that the net cash used in investing activities resulted from fixed assets purchased as you expanded your operation. However, your statements of cash flows on page F-5 show that net cash was used in investing activities for two line items titled "proceeds from issuance of common stock" and "advance made to related parties." Please note that the line item titled "proceeds from issuance of common stock" appears to be incorrectly titled since the receipt of proceeds from the issuance of common stock is a financing cash inflow as per ASC 230-10-45-14 rather than an investing cash outflow. Please revise your interim statements of cash flows on page F-5 to comply with ASC 230, and revise your narrative analysis of cash flows under this heading to be consistent with the information seen on the face of your statements of cash flows.

You may contact Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding the above comments. Please contact Courtney Haseley, Staff Attorney, at (202) 551-7689, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products

Cc: Joseph Lucosky, Lucosky Brookman LLP
        Jason Ye, Lucosky Brookman LLP